Exhibit 99.1

SciSparc: NeuroThera Labs Granted U.S. Patent for Cannabinoid Technology to Overcome Antimicrobial Resistance such as MRSA

NeuroThera’s Proprietary Cannabinoid-Enhanced Platform Targets Antibiotic Resistance Using Approved Antimicrobials

TEL AVIV, Israel, Feb. 02, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, in which SciSparc holds a controlling interest of approximately 75%, announced that the United States Patent and Trademark Office has granted a U.S. patent for NeuroThera’s proprietary combination of antimicrobials and cannabinoids. This patent covers innovative compositions and methods of potentiating antimicrobials, specifically designed to enhance the efficacy of existing antibiotics against resistant bacterial strains.

This patent grant in the United States joins previously granted patents for the same family in the U.S. and Europe, further strengthening the global intellectual property protection of NeuroThera’s proprietary antimicrobial-potentiating platform.

The patented technology combines well-established antibiotics—many of which have been on the market for decades—with cannabinoids such as Δ⁹-Tetrahydrocannabinol (THC) and Cannabidiol (CBD), and in certain embodiments, N-acylethanolamines like palmitoylethanolamide (PEA). This synergistic approach, which used NeuroThera’s combination of antimicrobials and cannabinoids, demonstrated in pre-clinical studies, enhances antimicrobial activity, potentially restoring the effectiveness of antibiotics that are ineffective as monotherapy against resistant Gram-positive pathogens, such as Methicillin-resistant Staphylococcus aureus (“MRSA”). When administered in combination with cannabinoids, the platform leverages the extensive long-term safety data of these antibiotics to help minimize risk, potentially offering an effective, safe, and affordable therapeutic solution.

Prolonged and widespread antibiotic use has driven the emergence of resistant bacterial strains through genetic mutations and selective pressure. MRSA remains a leading global threat, evading multiple antibiotic classes. According to a comprehensive analysis in The Lancet (September 2024), MRSA directly caused approximately 130,000 deaths worldwide in 2021—more than double the approximately 57,000 deaths in 2019—and showed the largest increase in attributable mortality among resistant pathogens. Bacterial antimicrobial resistance (“AMR”) overall directly caused 1.14 million deaths and was associated with 4.71 million deaths in 2021 worldwide, with a global median methicillin resistance rate of 27.1% in S. aureus bloodstream infections in 2023 (WHO Global Antimicrobial Resistance Surveillance Report, 2025).

This patent family is based on preclinical studies conducted to evaluate the antimicrobial effects of cannabinoids when combined with antibiotics in well-established, regulatory-compliant models.

The global antibiotics market is projected to reach approximately $58 billion in 2026, according to a report published by Mordor Intelligence entitled “Antibiotics Market Size & Share Analysis - Growth Trends and Forecast (2026 - 2031)”,driven by the escalating challenge of antimicrobial resistance. However, with superbugs like MRSA fueling the crisis—evidenced by a 30% rise in healthcare-acquired infections in the U.S. over recent years—the Company believes the need for innovative solutions that enhance existing antibiotics’ efficacy while improving safety is critical.

The “antimicrobial-sparing” effect shown in pre-clinical studies using NeuroThera’s proprietary combination may eliminate the constant requirements for new antibiotics to combat resistant microbial strains, helping mitigate serious side effects such as resistance development, organ toxicity, and gastrointestinal issues, all while capitalizing on the proven safety profiles of long-marketed antibiotics.

According to the World Health Organization, pharmaceutical companies have increasingly shied away from developing new antibiotics due to a combination of prolonged development timelines, high costs, and the swift emergence of bacterial resistance, which collectively undermine profitability. The process of bringing a novel antibiotic to market typically spans 10 to 15 years, involving rigorous clinical trials and regulatory hurdles that drive up expenses. Compounding this, bacteria can develop resistance to new antibiotics within just a few years of introduction, leading to restricted usage to preserve efficacy and resulting in limited sales potential compared to chronic disease treatments. As a result, major pharmaceutical firms have largely exited the field, leaving innovation to smaller entities despite the growing threat of antimicrobial resistance.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera Labs Inc., engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera Labs Inc., are currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of ASD and status epilepticus. The Company, through NeuroThera Labs Inc., also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera Labs Inc. is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses NeuroThera’s pharmaceutical composition and technology and potential market size. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, as amended, filed with the SEC on April 24, 2025, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055